Exhibit 99.1

Elan Corporation, plc

Unaudited Condensed Consolidated Financial Statements

Six Month Period Ended June 30, 2013

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Operations

For the six months ended June 30, 2013 and 2012

(in millions, except per share data)

		Six Months Ended
		June 30,
	Notes	2013	2012
Continuing Operations
Product revenue	2	$56.5	$—
Cost of sales		—	0.2

Gross margin		56.5	(0.2)
Operating expenses:
Selling, general and administrative expenses		55.2	62.8
Research and development expenses		41.6	50.5
Other net charges	3	116.2	1.9

Total operating expenses		213.0	115.2

Operating loss		(156.5)	(115.4)
Net interest and investment losses:
Net interest expense	4	13.6	29.2
Net charge on debt retirements	5	140.2	—
Net loss on equity method investments	6	29.2	50.2

Net interest and investment losses		183.0	79.4

Net loss before income taxes		(339.5)	(194.8)
Benefit from income taxes	7	(14.9)	(30.1)

Net loss from continuing operations		$(324.6)	$(164.7)
Discontinued Operations:
Net income from discontinued operations (net of tax)	8	2,676.6	104.4

Net income/(loss) for the period		$2,352.0	$(60.3)

Basic and diluted net income/(loss) per Ordinary Share
Continuing operations	9	$(0.57)	$(0.28)
Discontinued operations	9	4.73	0.18

Total attributable to the ordinary shareholders of the Parent Company	9	$4.16	$(0.10)

Basic and diluted weighted-average number of Ordinary Shares outstanding — continuing, discontinued and total operations		565.8	591.3

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2013 and 2012

(in millions)

	Six Months Ended
	June 30,
	2013	2012
Net income/(loss) for the period	$2,352.0	$(60.3)
Other comprehensive income/(loss):
Unrealized gain on defined benefit plan	24.8	—
Available-for-sale investment securities	0.7	5.1

Total comprehensive income/(loss)	$2,377.5	$(55.2)

Total comprehensive income/(loss) arises from:
Continuing operations	$(282.1)	$(164.6)
Discontinued operations	2,659.6	109.4

Total comprehensive income/(loss)	$2,377.5	$(55.2)

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2013 and December 31, 2012

(in millions, except shares and par values)

		As of June 30,	As of December 31,
	Notes	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents		$1,918.3	$431.3
Restricted cash — current		3.4	2.6
Assets held for sale		—	220.1
Accounts receivable, net	10	55.9	193.5
Investment securities — current	11	42.0	167.9
Deferred tax assets — current	7	—	380.9
Prepaid and other current assets		27.8	13.2

Total current assets		2,047.4	1,409.5
Property, plant and equipment, net		8.2	12.7
Goodwill and other intangible assets, net		97.8	99.0
Equity method investment		69.5	14.0
Investment securities — non-current	11	9.0	8.6
Restricted cash — non-current		0.9	13.7
Deferred tax assets — non-current	7	—	64.6
Other assets		17.2	18.1

Total assets		$2,250.0	$1,640.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$11.5	$45.6
Accrued and other current liabilities	13	166.9	314.1

Total current liabilities		178.4	359.7
Long-term debt	5	—	600.0
Other liabilities	13	21.5	62.3

Total liabilities		199.9	1,022.0

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 810,000,000 shares authorized, 511,586,181 and 594,949,536 shares issued and outstanding at June 30, 2013 and December 31, 2012	14	31.1	36.5
Additional paid-in capital		6,622.7	6,552.3
Accumulated deficit		(4,584.6)	(5,926.0)
Accumulated other comprehensive loss		(19.1)	(44.6)

Shareholders’ equity		$2,050.1	$618.2

Total liabilities and shareholders’ equity		$2,250.0	$1,640.2

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

As of June 30, 2013 and December 31, 2012

(In millions)

	Number of Shares	Share Capital	Additional Paid in Capital (APIC)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at December 31, 2012	594.9	$36.5	$6,552.3	$(5,926.0)	$(44.6)	$618.2
Total comprehensive income	—	—	—	2,352.0	25.5	2,377.5
Excess tax benefit related to equity awards	—	—	28.3	—	—	28.3
Stock issued, net of issuance costs	5.5	0.4	28.9	—	—	29.3
Share-based compensation cost	—	—	13.2	—	—	13.2
Share repurchase	(88.9)	(5.8)	—	(1,010.6)	—	(1,016.4)

Balance at June 30, 2013	511.5	$31.1	$6,622.7	$(4,584.6)	$(19.1)	$2,050.1

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2013 and 2012

(in millions)

	Six Months Ended
	June 30,
	2013	2012
Cash flows from operating activities:
Net income/(loss)	$2,352.0	$(60.3)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Amortization of financing costs	0.5	1.8
Depreciation and amortization	2.3	13.4
Gain on divestment of business	(3,021.1)	—
Tysabri divestment transaction costs	(32.7)	—
Gain on sale of investment securities	(43.2)	—
Equity method investment losses	29.2	57.4
Loss on disposal of equity method investment	—	13.1
Share-based compensation	13.2	26.4
Excess tax benefit from share-based compensation	(28.3)	—
Utilization of deferred tax	446.5	0.3
Debt retirement costs	140.2	—
Other	25.3	(0.7)
Net changes in assets and liabilities:
Decrease/(increase) in accounts receivable	137.6	(10.5)
Increase in prepaid and other assets	(26.9)	(1.1)
Decrease in inventory	24.9	2.0
Decrease in debt interest accrual	(9.3)	—
(Increase)/decrease in income tax provision	6.5	(0.1)
Decrease in accounts payable and accruals and other liabilities	(182.4)	(28.6)

Net cash (used in)/provided by operating activities	(165.7)	13.1

Cash flows from investing activities:
Decrease in restricted cash	12.0	—
Proceeds from business disposals	3,249.5	—
Purchase of equity method investment	(40.0)	—
Purchase of property, plant and equipment	(0.5)	(6.0)
Proceeds of disposal of property, plant and equipment	—	0.6
Receipt of deferred consideration	—	7.0
Funding of equity method investment	(55.7)	(48.7)
Purchase of non-current investment securities	(0.3)	(0.4)
Purchase of intangible assets	(0.2)	(0.6)
Proceeds from disposal of Alkermes shares	169.7	381.1

Net cash provided by investing activities	3,334.5	333.0

Cash flows from financing activities:
Proceeds from share based compensation stock issuances	29.3	8.6
Excess tax benefit from share based compensation	28.3	—
Repayment of long term debt	(727.8)	—
Share repurchase costs	(1,011.6)	—

Net cash (used in)/provided by financing activities	(1,681.8)	8.6

Net increase in cash and cash equivalents	1,487.0	354.7
Cash and cash equivalents at beginning of period	431.3	271.7

Cash and cash equivalents at end of period	$1,918.3	$626.4

Supplemental cash flow information:
Cash paid during the period for:
Interest	(22.0)	(27.3)
Income taxes	(3.9)	(0.5)

See accompanying notes to unaudited condensed consolidated financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Use of Estimates

The following accounting policies have been applied in the preparation of our Unaudited Condensed Consolidated Financial Statements.

(a) Basis of consolidation and presentation of financial information

The Unaudited Condensed Consolidated Financial Statements of Elan Corporation, plc (“we”, “our”, “us”, “Elan” or the “Company”), have been prepared following the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States (“U.S. GAAP”) can be condensed or omitted. In the opinion of management, the financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results.

Revenues, expenses, assets and liabilities can vary during each quarter of the year, therefore, the results and trends in these unaudited condensed financial statements may not be the same as those for the full year. The information included in these financial statements should be read in conjunction with our consolidated financial statements and accompanying footnotes included in our Annual Report on Form 20-F/A for the year ended December 31, 2012.

(b) Use of estimates

The preparation of the Unaudited Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these Unaudited Condensed Consolidated Financial Statements. Actual results could differ from those estimates. The results and trends in the first half of the year may not be the same as those for the full year. In particular, the net gain on divestment of business and the net income from discontinued operations will not arise in the second half of the year.

2.	Revenue

Revenue for the six months ended June 30, 2013 and 2012 consisted of the following (in millions):

	Six Months Ended June 30
	2013	2012
Product revenue:
Tysabri	$56.3	$—
Other revenue	0.2	—

Total revenue	$56.5	$—

Tysabri revenue for the first half of 2013 of $56.3 million includes a 50% share of Tysabri collaboration profits for the month of April 2013 and a royalty of 12% on global net sales of Tysabri for the months of May and June 2013.

On April 2, 2013, Elan completed the asset purchase transaction with Biogen Idec Inc. (Biogen Idec), which was announced on February 6, 2013, whereby Elan transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri on April 2, 2013, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2013, and the comparative amounts have been retrospectively adjusted to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of

12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded in revenue within continuing operations.

3.	Other Net Charges

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement gain. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the six months ended June 30, 2013 and 2012 consisted of (in millions):

	Six Months Ended June 30
	2013	2012
Transaction and other costs	$79.8	$—
University of Cambridge donation	21.4	—
Intarcia Therapeutics funding	12.5	—
Severance, restructuring and other costs	5.4	1.4
Facilities and other asset impairment charges	1.0	0.5
Defined benefit pension settlement gain	(3.9)	—

Total other net charges	$116.2	$1.9

During the first half of 2013, we proposed a number of transactions for shareholder approval. We proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and obtain authorization to complete a $200 million share repurchase program (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on June 17, 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the first half of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defence of the Royalty Pharma Offer, and the formal sale process of $79.8 million, which include break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction.

During the first half of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment of $12.5 million to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes.

During the first half of 2013, we also incurred severance and restructuring costs of $5.4 million and facilities and asset impairment charges of $1.0 million associated with the closure of the South San Francisco facility and the completion of the Tysabri Transaction on April 2, 2013.

During the first half of 2013, we closed our defined benefit pension plan to the future accrual of benefits and recognised a settlement gain of $3.9 million as a result. Refer to Note 12 for further information.

During the first half of 2012, we incurred severance, restructuring and other costs of $1.4 million and facilities and asset impairment charges of $0.5 million principally relating to the 2011 restructuring.

4.	Net Interest Expense

The net interest expense for the six months ended June 30, 2013 and 2012 is as follows (in millions):

	Six Months Ended June 30,
	2013	2012
Interest expense:
Interest on 6.25% Notes	$12.7	$—
Interest on 8.75% Notes (issued October 2009)	—	20.7
Interest on 8.75% Notes (issued August 2010)	—	6.7
Amortization of deferred financing costs	0.5	1.8
Foreign exchange gain	0.7	0.1
Investment income	(0.1)	(0.2)
Other	—	0.3

Interest expense	$13.8	$29.4

Interest income	$(0.2)	$(0.2)

Net interest expense	$13.6	$29.2

For additional information on our debt, please refer to Note 5.

5.	Net Charge on Debt Retirements

On December 31, 2012, we had a long-term debt balance of $600.0 million. On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the 2019 Notes). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, we recorded a net charge on debt retirements of $118.1 million in the first half of 2013, including a non-cash write-off of approximately $11.4 million related to unamortised deferred financing costs.

In addition, we incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million in aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on May 31, 2013 subject to the completion of the Theravance Transaction. Following the result of the EGM on June 17, 2013 where the Theravance Transaction was not approved by shareholders, the 2021 Notes were redeemed on June 20, 2013 at par plus accrued interest. At June 30, 2013, our long-term debt balance was $Nil.

6.	Net Losses on Equity Method Investments

The net losses on equity method investments for the six months ended June 30, 2013 and 2012 consisted of the following (in millions):

	Six Months Ended June 30,
	2013	2012
Janssen AI	$25.1	$48.3
Newbridge	2.4	—
Proteostasis	1.7	1.9

Net loss on equity method investments	$29.2	$50.2

Janssen AI

As part of our 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to the Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by us and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the six months ended June 30, 2013, we provided funding of $55.7 million to Janssen AI. Following the provision of this funding, our remaining funding commitment to Janssen AI is $67.4 million. We recorded a net loss of $25.1 million on the equity method investment during the six months ended June 30, 2013, relating to our share of the six month losses of Janssen AI.

During the six months ended June 30, 2012, we recorded a net loss of $48.3 million on the equity method investment including a non-cash expense of $13.3 million reflecting the amortization of the remaining contingent funding commitment asset and a net loss of $35.0 million relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment.

Newbridge

In April 2013, we invested $40.0 million in Newbridge Pharmaceuticals Limited (Newbridge) in return for a 48% equity stake in the company. We have an option to acquire the company for a further approximately $243 million, between January 2014 and March 2015. Our investment in Newbridge has been recorded as an equity method investment on the balance sheet. The net loss recorded on the equity method investment in the six months ended June 30, 2013 was $2.4 million.

Proteostasis

We made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the six months ended June 30, 2013 was $1.7 million (2012: $1.9 million).

7.	Income Tax

Provision for/(benefit from) income taxes for the six months ended June 30, 2013 and 2012 consisted of the following (in millions):

	Six Months Ended June 30,
	2013	2012
Continuing Operations:
Current year expense	$2.2	$—
Deferred tax benefit - origination and reversal of temporary differences	(17.1)	(30.1)

Benefit from income tax – continuing operations	$(14.9)	$(30.1)

Discontinued Operations:
Current year expense	$36.7	$0.4
Deferred tax expense - origination and reversal of temporary differences	463.6	30.4

Provision for income tax – discontinued operations	$500.3	$30.8

Tax benefit reported in shareholders’ equity related to equity awards	$(28.3)	$—

Provision for income taxes — continuing and discontinued operations	$485.4	$0.7

Total current taxes	38.9	0.4
Total deferred taxes	446.5	0.3

The overall tax provision for the six months ended June 30, 2013 was $457.1 million (2012: $0.7 million). The overall tax provision of $457.1 million is net of an amount of $28.3 million (2012: $Nil) which has been credited to shareholders’ equity to reflect net windfalls related to equity awards.

The provision for income taxes for the six months ended June 30, 2013 includes a current tax expense of $38.9 million (2012: $0.4 million) and a deferred tax expense of $446.5 million (2012: $0.3 million). This reflects federal, state and other taxes at standard rates in the jurisdictions in which we operate and the availability of tax losses. The current tax expense of $38.9 million includes a cash tax expense of $10.6 million and an expense of $28.3 million which has been credited to shareholders’ equity to reflect net windfalls related to equity awards.

The deferred tax expense of $446.5 million for the six months ended June 30, 2013 (2012: $0.3 million expense) arises primarily as a result of the utilization of Irish and U.S. deferred tax assets against the gain arising on the Tysabri Transaction.

Movements in the deferred tax assets are reflected in the table below (in millions):

	Balance January 1, 2013	Recognized in Income	Recognized in Equity	Balance June 30, 2013
Deferred taxation liabilities	—	(1.0)	—	(1.0)
Deferred taxation assets	445.5	(445.5)	—	—

Net deferred taxation asset/(liability)	445.5	(446.5)	—	(1.0)

8.	Discontinued Operations

Tysabri

On April 2, 2013, we completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Prothena

On December 20, 2012, we announced the completion of the spin-off to shareholders of a substantial portion of our drug discovery business platform, which is referred to as the Prothena business, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). We have retained an 18% equity holding in Prothena which has been recognized as an available-for-sale investment.

The financial results of the Prothena Business for the six months ended June 30, 2012 are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2012.

EDT/Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an equity method investment. We presented the historical financial results of the EDT business as a discontinued operation. All gains and losses related to our shareholding in Alkermes plc are also presented in discontinued operations.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. We continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which was subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment reflected in current assets and equity method accounting no longer applied to this investment.

On February 6, 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million.

(a) Statement of Operations

The statement of operations information relating to Tysabri, Prothena and EDT/Alkermes for the six months ended June 30, 2013 and 2012 are set out below (in millions):

2013	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$344.0	$—	$—	$344.0
Cost of sales	186.8	—	—	186.8

Gross margin	157.2	—	—	157.2
Operating expenses:
Selling, general and administrative expenses	25.5	—	—	25.5
Research and development expenses	15.4	—	—	15.4
Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
Other net charges	3.7	—	—	3.7

Total operating (gains)/expenses	(2,977.0)	0.5	—	(2,976.5)

Operating income/(loss)	3,134.2	(0.5)	—	3,133.7

Net investment gains:
Net gain on disposal of available for sale investment	—	—	(43.2)	(43.2)

Net income/(loss) from discontinued operations before income taxes	3,134.2	(0.5)	43.2	3,176.9
Provision for income taxes	500.3	—	—	500.3

Net income/(loss) from discontinued operations (net of tax)	$2,633.9	$(0.5)	$43.2	$2,676.6

2012	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$576.6	$—	$—	$576.6
Cost of sales	315.3	—	—	315.3

Gross margin	261.3	—	—	261.3
Operating expenses:
Selling, general and administrative expenses	57.3	0.8	—	58.1
Research and development expenses	32.0	15.7	—	47.7

Total operating expenses	89.3	16.5	—	105.8

Operating income/(loss)	172.0	(16.5)	—	155.5

Net investment losses:
Net loss on disposal of equity method investment	—	—	13.1	13.1
Net loss on equity method investment	—	—	7.2	7.2

Net investment losses	—	—	20.3	20.3

Net income/(loss) from discontinued operations before income taxes	172.0	(16.5)	(20.3)	135.2
Provision for/(benefit from)income taxes	33.2	(2.4)	—	30.8

Net income/(loss) from discontinued operations (net of tax)	$138.8	$(14.1)	$(20.3)	$104.4

(b) Revenue

The Tysabri revenue of $344.0 million in the first half of 2013 relates to the period through April 2, 2013, prior to the completion of the Tysabri Transaction. The 50% share of Tysabri profits for the month of April 2013 along with the continuing royalties for the months of May and June 2013 are recorded as revenue within continuing operations.

Tysabri revenue for the period from January 1 to April 2, 2013 and for the six months ended June 30, 2012 consisted of the following (in millions):

	Six Months Ended June 30,
	2013	2012
Product revenue:
Tysabri — U.S.	$257.4	$412.5
Tysabri — ROW	86.6	164.1

Total Tysabri Revenue	$344.0	$576.6

Tysabri was developed in collaboration with Biogen Idec. Prior to completion of the Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Consequently, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Prior to the completion of the Tysabri Transaction, outside of the United States, Biogen Idec was responsible for distribution and we recorded as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which were primarily comprised of royalties that we incurred and were payable by us to third parties and were reimbursed by the collaboration.

For the six months ended June 30, 2013, we recorded net Tysabri ROW revenue of $86.6 million (2012: $164.1 million), which was calculated as follows (in millions):

	Six Months Ended June 30,
	2013	2012
ROW in-market sales by Biogen Idec	$198.6	$382.0
ROW operating expenses incurred by Elan and Biogen Idec	(82.2)	(162.2)

ROW operating profit generated by Elan and Biogen Idec	116.4	219.8

Elan’s 50% share of Tysabri ROW collaboration operating profit	$58.2	$109.9
Elan’s directly incurred costs	28.4	54.2

Net Tysabri ROW revenue	$86.6	$164.1

(c) Net gain on divestment of business

The pre-tax gain recorded on divestment of the Tysabri business amounted to $3,021.6 million, and was calculated as follows (in millions):

Six Months Ended
June 30, 2013
Cash consideration	$3,249.5
Goodwill	(110.8)
Other intangible assets	(84.4)
Transaction and other costs	(32.7)

Net gain on divestment of business	$3,021.6

The net loss recorded on the divestment of the Prothena Business in the six months ended June 30, 2013 of $0.5 million related to transaction costs associated with the spin-off of this business.

(d) Other Net Charges

During the six months ended June 30, 2013, we incurred severance, restructuring and other costs of $3.7 million related primarily to the Tysabri business. We did not incur other charges from our discontinued operations during the first half of 2012.

(e) Net Investment Gains and Losses

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was initially recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and our remaining equity interest (7.75 million ordinary shares) in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million.

In February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the six months ended June 30, 2013.

During the six months ended June 30, 2012, we recognized a loss of $13.1 million on the disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012. During the six months ended June 30, 2012, we also recorded a net loss on the equity method investment of $7.2 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc in March 2012.

(f) Provision for Taxes

The provision for income taxes for the first half of 2013 of $500.3 million (2012: $30.8 million) includes a tax charge on the Tysabri Transaction of approximately $481.4 million. This includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes and the remainder of the charge is a non-cash charge and relates to the utilization of deferred tax assets.

9.	Net Income/(Loss) Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options and RSUs.

The following table sets forth the computation for basic and diluted net loss per share:

	Six Months Ended June 30,
	2013	2012
Net loss – continuing operations	$(324.6)	$(164.7)
Net income – discontinued operations	2,676.6	104.4

Net income/(loss) – total operations	$2,352.0	$(60.3)

Basic and diluted net income/(loss) per share for the six months ended June 30 is as follows:
Basic and diluted net income/(loss) per share:
From continuing operations	$(0.57)	$(0.28)
From discontinued operations	4.73	0.18

Total attributable to the ordinary shareholders of the Parent Company	$4.16	$(0.10)

Basic and diluted weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations and total operations	565.8	591.3

In the six months ended June 30, 2013 and 2012, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net income/(loss) per Ordinary Share, as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive.

As of June 30, 2013 and 2012, there were stock options and RSUs outstanding of 18.6 million shares and 25.7 million shares, respectively, which could potentially have a dilutive impact in the future.

10.	Accounts Receivable

The decrease in the accounts receivable balance from $193.5 million at December 31, 2012 to $55.9 million at June 30, 2013 is primarily attributable to the receipt of Tysabri collaboration receivable balances following the completion of the Tysabri Transaction on April 2, 2013.

11.	Investment Securities

Current investment securities

Current investment securities at June 30, 2013 and December 31, 2012 consisted of the following (in millions):

	June 30,	December 31,
	2013	2012
Equity securities — current, at cost less impairments	$23.8	$150.4
Unrealized gains on equity securities	18.2	17.5

Total investment securities — current	$42.0	$167.9

Equity securities — current

Marketable equity securities at June 30, 2013 primarily consist of an equity investment in Prothena. On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million. The fair market value of this investment at June 30, 2013 was $41.1 million (December 31, 2012: $23.3 million).

Marketable equity securities also include investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $0.9 million at June 30, 2013 (December 31, 2012: $1.1 million).

Marketable equity securities at December 31, 2012 included 7.75 million ordinary shares of Alkermes plc which had a carrying value of $143.5 million. In February 2013, we disposed of these shares and received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the six months ended June 30, 2013.

Non-current investment securities

Non-current investment securities of $9.0 million as of June 30, 2013 (December 31, 2012: $8.6 million) were comprised of equity investments held in privately held biotech companies recorded at cost, less impairments.

12.	Pension and Other Employee Benefit Plans

The Elan defined benefit pension plans were closed to new members in March 2009 and the future accrual of benefits ceased for active members of the plans on January 31, 2013. Up to this date, Elan funded the pension entitlements of eligible employees based in Ireland through two defined benefit pension plans. In connection with the cessation of the future accrual of benefits, we made a lump sum contribution to the defined benefit plans of $19.8 million during the first half of 2013. As a result of the cessation of the future accrual of benefits to the active members of the plans, the link to future pensionable salary increases has been broken for these active members. This has given rise to a reduction in the actuarial present value of the defined benefit obligation of $3.2 million. This curtailment gain has been recognised in accumulated other comprehensive income in the first half of 2013.

During the first half of 2013, Elan also made an enhanced transfer value (ETV) offer to the members of the defined benefit plans to transfer their benefits from the defined benefit schemes. The Company committed to transfer €15 million to the pension plans to fund the ETV, of which €2.0 million ($2.6 million) had been contributed by June 30, 2013. We have provided for the remainder of the committed contribution of $16.9 million in accrued liabilities on the balance sheet at June 30, 2013. In connection with the ETV program, $25.9 million was paid from the pension assets during the first half of 2013 to settle $39.0 million of the defined benefit obligation resulting in a settlement gain of $13.1 million. Accordingly, $3.9 million of the total settlement gain of $13.1 million was recognised in profit or loss in the first half of 2013 calculated on the basis of the percentage reduction in the pension benefit obligation arising from the settlement. The balance of the settlement gain of $9.2 million has been recognised directly in shareholders’ equity as other comprehensive income (OCI).

The change in projected benefit obligation at June 30, 2013 consisted of the following (in millions):

Projected benefit obligation at January 1, 2013	$140.4
Service cost	0.1
Interest cost	2.0
Plan participants’ contributions	—
Actuarial (gain)/loss	(10.5)
Benefits paid and other disbursements	(0.2)
Settlement of obligation	(39.0)
Curtailment gain	(3.2)
Foreign currency exchange rate changes	(1.6)

Projected benefit obligation at June 30, 2013	$88.0

The changes in plan assets at June 30, 2013 consisted of the following (in millions):

Fair value of plan assets at January 1, 2013	$101.3
Actual gain on plan assets	2.7
Employer contribution	22.7
Settlements	(25.9)
Plan participants’ contributions	—
Benefits paid and other disbursements	(0.2)
Foreign currency exchange rate changes	(1.5)

Fair value of plan assets at June 30, 2013	$99.1

Funded status at end of period	$11.1
Unamortized net actuarial loss in accumulated OCI	37.2
Unamortized prior service cost in accumulated OCI	—

Net amount recognized	$48.3

Amounts recognized in the Unaudited Condensed Consolidated Balance Sheet at June 30, 2013 and December 31, 2012 consisted of the following (in millions):

	June 30,	December 31,
	2013	2012
Funded/(unfunded) status	$11.1	$(39.1)
Accumulated OCI	37.2	62.0

Net amount recognized	$48.3	$22.9

Net periodic pension cost consisted of the following (in millions):

	Six months ended June 30,
	2013	2012
Service cost	$0.1	$0.6
Interest cost	2.0	0.5
Expected return on plan assets	(2.1)	—
Amortization of net actuarial loss	1.0	—
Settlement gain	(3.9)	—
Amortization of prior service cost	0.2	—

Net amount recognized	$(2.7)	$1.1

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	June 30,	December 31,
	2013	2012
Discount rate	3.7%	3.3%
Inflation rate	2.0%	2.0%
Pension increases in payment (where applicable)(1)	2.0%	2.0%
Future salary increases(2)	—	3.4%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.
(2)	The assumption of future salary increases is no longer applicable following the cessation of the future accrual of benefits to the active members of the defined benefit pension schemes.

13.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at June 30, 2013 and December 31, 2012 consisted of the following (in millions):

	June 30,	December 31,
	2013	2012
Accrued transaction costs	$67.9	$12.5
Accrued royalties payable	17.3	79.1
Defined benefit pension plan contribution commitment	16.9	—
Accrued rebates	16.5	31.8
Clinical trial accruals	10.2	13.0
Payroll and related taxes	9.1	20.8
Restructuring accruals	5.7	27.6
Lease liabilities	4.6	56.4
Sales and marketing accruals	—	28.1
Accrued interest	—	9.3
Janssen AI losses in excess of investment	—	11.0
Other accruals	18.7	24.5

Total accrued and other current liabilities	$166.9	$314.1

Other long-term liabilities at June 30, 2013 and December 31, 2012 consisted of the following (in millions):

	June 30,	December 31,
	2013	2012
Accrued income tax payable	$9.0	$6.1
Deferred compensation	2.7	4.7
Deferred rent	0.4	0.6
Unfunded pension liability	—	39.1
Other	9.4	11.8

Total other long-term liabilities	$21.5	$62.3

Refer to Note 12 for information on the change in the funded position of the defined benefit pension plans.

The decrease in the current accrued and other liabilities balance from $314.1 million at December 31, 2012 to $166.9 million at June 30, 2013 is primarily attributable to the payment of Tysabri collaboration related accruals following the completion of the Tysabri Transaction on April 2, 2013. This is partially offset by the accrued transaction costs at June 30, 2013 of $67.9 million which relate to the transactions we proposed for shareholder approval during the first half of 2013, along with the cost incurred in relation to the defence of the Royalty Pharma Offer and the formal sale process. Refer to Note 3 for further information on these transactions.

14.	Share Capital

On April 18, 2013, we announced the results of the $1.0 billion Dutch Auction share repurchase program, which resulted in the purchase of 88.9 million shares at $11.25 per share. The repurchased shares were subsequently cancelled by Elan. The cancellation of these shares is presented in equity as a reduction in ordinary share capital of $5.8 million, representing the nominal value of the cancelled shares, and a $1,010.6 million increase in accumulated deficit. Transaction costs related to the share repurchase program of $6.4 million were incurred, in addition to a 1% stamp duty liability on the repurchase of the shares of $10.0 million.

During the first half of 2013, we issued approximately 5.5 million shares in relation to employee stock plans.

15.	Changes in Accumulated Other Comprehensive Income/(Loss)

Changes in accumulated other comprehensive income/(loss) consisted of the following (in millions):

	Available for sale investment securities	Currency translation adjustments	Unamortized net actuarial loss on pension plans	Unamortized prior service cost on pension plans	Total
Balance at December 31, 2012	$17.5	$(0.1)	$(61.8)	$(0.2)	$(44.6)
Other comprehensive income before reclassifications	17.7	—	—	—	17.7
Amounts reclassified from accumulated comprehensive income to income statement(1)	(17.0)	—	—	—	(17.0)
Unrealized movement on defined benefit pension plan (2)	—	—	24.6	0.2	24.8

Net current-period other comprehensive income	$0.7	$—	$24.6	$0.2	$25.5

Balance at June 30, 2013	$18.2	$(0.1)	$(37.2)	$—	$(19.1)

(1)	Reclassified into net income from discontinued operations (net of tax) in the Unaudited Condensed Consolidated Statement of Operations.
(2)	Includes a pension actuarial gain of $10.5 million, a settlement gain of $9.2 million, a curtailment gain of $3.2 million and foreign exchange changes of $1.6 million. Refer to Note 12 of the Unaudited Condensed Consolidated Financial Statements for further information on pension plans.

16.	Share-Based Compensation

Share Options

We grant share options to certain employees, directors and consultants of the company and our affiliates under our 2006 Long-Term Incentive Plan (2006 LTIP) and 2012 Long Term Incentive Plan (2012 LTIP). The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant.

Share based compensation expense

The total net share based compensation expense of $13.2 million in the six months ended June 30, 2013 (2012: $26.4 million) relating to equity-settled share-based compensation has been recognized in the following line items in the Unaudited Condensed Consolidated Statement of Operations (in millions):

	Six Months Ended June 30,
	2013	2012
Continuing Operations:
Cost of sales	$—	$—
Selling, general and administrative expenses	10.3	12.8
Research and development expenses	2.0	6.4

Share based compensation expense — continuing operations	12.3	19.2

Discontinued Operations:
Cost of sales	—	0.1
Selling, general and administrative expenses	0.1	1.0
Research and development expenses	0.4	6.1
Other net charges	0.4	—

Share based compensation expense — discontinued operations	0.9	7.2

Total	$13.2	$26.4

Share-based compensation arose under the following share-based awards (in millions):

	Six Months Ended June 30,
	2013	2012
Share options	$5.9	$11.8
RSUs	7.3	14.1
Employee Equity Purchase Plans	—	0.5

Total	$13.2	$26.4

The following grants were made under share-based compensation plans during the first six months of 2013 and 2012:

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
	Number in ‘000s	Grant Date Fair value per unit	Number in ‘000s	Grant Date Fair value per unit
Share options	2,190	$3.44	3,621	$6.72
RSUs	1,248	$9.90	2,159	$13.21

17.	Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2020.

As a result of the closure of our facilities in South San Francisco during the first six months of 2013, following the separation of the Prothena Business and cessation of the remaining early stage research activities during the fourth quarter of 2012, we no longer required 205,000 square feet of space in South San Francisco which was utilized for R&D, administration and other corporate functions. The lease term for this space was due to expire between March 2019 and January 2020. We recorded an onerous lease charge, net of the write-off of deferred rent liabilities, in the Consolidated Statement of Operations for the year ended December 31, 2012 of $34.6 million related to this space. During the first half of 2013, we entered into an agreement with the landlord whereby we agreed to assign this space back to the landlord and to make a one-off lease assignment payment of $46.6 million. This payment was made during the second quarter of 2013 when the lease assignment became effective. We incurred transaction costs related to the lease assignment of approximately $3 million. These charges were offset against the onerous lease provision and we do not expect to incur any further charges in relation to these leases.

There were no other material changes to our leases during the first half of 2013.

18.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalized our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanor violation of the Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the July 31, 2008 announcement concerning the initial two Tysabri-related progressive multifocal leukoencephalopathy (PML) cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On September 24, 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We have provided the SEC and the DOJ with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities

Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On July 23, 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of the Company’s call options during the period from June 17, 2008 to July 29, 2008. On August 10, 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit which dismissed the appeal on February 1, 2013.

Tysabri product liability lawsuits

We sold our remaining intellectual property interest in Tysabri effective April 2, 2013 and terminated our collaboration with Biogen Idec in return for an upfront payment and a continuing royalty interest in Tysabri; however, we continue as a co-defendant with Biogen Idec in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we expect the companies to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgments which cannot currently be reasonably estimated and we remain responsible for approximately 50% of any such judgments and related legal costs.

19.	Related Parties

Mr. Kyran McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. In 2013, Davy, an Irish based stock broking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to Elan. The total fee for these services in the six months to June 30, 2013 was $5.2 million related to services rendered in relation to the defence of the Royalty Pharma Offer and the formal sale process.

20.	Post Balance Sheet Events

On July 29, 2013, we announced that, following a formal sale process conducted by Elan, we have entered into a definitive agreement (the “Transaction Agreement”) with Perrigo Company, a global provider of quality, affordable healthcare products (“Perrigo”) under which Elan will be acquired by a new holding company incorporated in Ireland (“New Perrigo”). The cash and stock transaction, which is valued at approximately $8.6 billion based on the closing price of Perrigo shares on July 26, 2013 ($6.7 billion excluding our cash on hand), will create a global healthcare company with a growth profile and the geographic scale and scope to continue building a differentiated business. Under the terms of the Transaction Agreement, at the closing of the acquisition, our shareholders will receive $6.25 in cash and 0.07636 shares of New Perrigo for each Elan share. Immediately after the closing of the transaction, Perrigo shareholders are expected to own approximately 71% of the combined company while Elan shareholders are expected to own approximately 29%. Subject to successful completion of the Transaction Agreement, we expect to incur transaction costs of approximately $120 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, revenue recognition, estimating sales rebates and discounts, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

For a discussion of our critical accounting estimates, please refer to Part 1, Item 5. “Operating and Financial Review and Prospects” of our 2012 Annual Report on Form 20-F/A.

New Accounting Policies Not Yet Adopted

For a discussion of new accounting standards please refer Note 2, Summary of Significant Accounting Policies—New Accounting Pronouncements to our consolidated financial statements included within our 2012 Annual Report on Form 20-F/A.

OPERATING RESULTS

Six months ended June 30, 2013 compared to June 30, 2012 (in millions)

	Six Months Ended June 30,		% Increase/ (Decrease)
	2013	2012
Continuing Operations
Product revenue	$56.5	$—	100%
Cost of sales	—	0.2	(100%)

Gross margin	56.5	(0.2)	2835%
Operating expenses:
Selling, general and administrative expenses	55.2	62.8	(12%)
Research and development expenses	41.6	50.5	(18%)
Other net charges	116.2	1.9	6016%

Total operating expenses	213.0	115.2	85%

Operating loss	(156.5)	(115.4)	36%
Net interest and investment losses:
Net interest expense	13.6	29.2	(53%)
Net charge on debt retirements	140.2	—	100%
Net loss on equity method investments	29.2	50.2	(42%)

Net interest and investments losses	183.0	79.4	130%

Net loss before income taxes	(339.5)	(194.8)	74%
Benefit from income taxes	(14.9)	(30.1)	(50%)

Net loss from continuing operations	(324.6)	(164.7)	97%
Discontinued Operations
Net income from discontinued operations (net of tax)	2,676.6	104.4	2464%

Net income/(loss) for the period	$2,352.0	$(60.3)	4000%

Continuing Operations

Revenue

Revenue for the six month period ended June 30, 2013 and 2012 consisted of (in millions):

	Six Months Ended June 30,
	2013	2012
Product revenue:
Tysabri	$56.3	$—
Other revenue	0.2	—

Total revenue	$56.5	$—

Tysabri revenue for the first half of 2013 of $56.3 million (2012: $Nil) includes a 50% share of Tysabri collaboration profits for the month of April 2013 and a royalty of 12% on global net sales of Tysabri for the months of May and June 2013.

On April 2, 2013, Elan completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby Elan transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri on April 2, 2013, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded in revenue within continuing operations.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $55.2 million in the six months ended June 30, 2013 compared to $62.8 million in the six months ended June 30, 2012. The decrease of 12% principally reflects lower costs due to the closure of the South San Francisco facility during the first quarter of 2013, partially offset by higher business development costs.

Research and Development Expenses

R&D expenses decreased to $41.6 million in the six months ended June 30, 2013 compared to $50.5 million in the six months ended June 30, 2012. This decrease reflects the impact of the cessation of our early stage research activities during the fourth quarter of 2012.

Other Net Charges

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement gain. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the six months ended June 30, 2013 and 2012 consisted of (in millions):

	Six Months Ended June 30,
	2013	2012
Transaction and other costs	$79.8	$—
University of Cambridge donation	21.4	—
Intarcia Therapeutics funding	12.5	—
Severance, restructuring and other costs	5.4	1.4
Facilities and other asset impairment charges	1.0	0.5
Defined benefit pension settlement gain	(3.9)	—

Total other net charges	$116.2	$1.9

During the first half of 2013, we proposed a number of transactions for shareholder approval. We proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and obtain authorization to complete a $200 million share repurchase program (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on June 17, 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the first half of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defence of the Royalty Pharma Offer, and the Formal Sale Process of $79.8 million, which include break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction.

During the first half of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment of $12.5 million to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes.

During the first half of 2013, we also incurred severance and restructuring costs of $5.4 million and facilities and asset impairment charges of $1.0 million associated with the closure of the South San Francisco facility and the completion of the Tysabri Transaction on April 2, 2013.

During the first half of 2013, we closed our defined benefit pension plan to the future accrual of benefits and recognised a settlement gain of $3.9 million as a result. Refer to Note 12 of the Unaudited Condensed Consolidated Financial Statements for further information.

During the first half of 2012, we incurred severance, restructuring and other costs of $1.4 million and facilities and asset impairment charges of $0.5 million principally relating to the 2011 restructuring.

Net Interest Expense

Total interest expense was $13.6 million for the first half of 2013, compared to a net expense of $29.2 million for the same period of 2012. The decrease of 53% in the interest expense in 2013 compared to 2012 is primarily due to the debt refinancing transactions which took place during the second half of 2012, in addition to the retirement of our 6.25% Senior Notes due 2019 (the 2019 Notes) on May 2, 2013.

Net Charge on Debt Retirements

On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the 2019 Notes). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, we recorded a net charge on debt retirements of $118.1 million in the first half of 2013, including a non-cash write-off of approximately $11.4 million related to unamortized deferred financing costs.

In addition, we incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million in aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on May 31, 2013 subject to the completion of the Theravance Transaction. Following the result of the EGM on June 17, 2013 where the Theravance Transaction was not approved by shareholders, the 2021 Notes were redeemed on June 20, 2013 at par plus accrued interest.

Net Loss on Equity Method Investments

The net loss on equity method investments was $29.2 million for the first half of 2013, compared to $50.2 million for the same period of 2012. The net loss for the first half of 2013 includes a loss of $25.1 million related to our Janssen AI investment, a loss of $1.7 million related to our Proteostasis investment and a loss of $2.4 million on our investment in Newbridge Pharmaceuticals Limited (Newbridge). We invested $40.0 million in Newbridge in April 2013 in return for a 48% equity share of the company. We have an option to acquire the remaining equity in Newbridge for a further approximately $243 million between January 2014 and March 2015.

The net loss for the first half of 2012 includes a loss of $48.3 million related to our Janssen AI investment and $1.9 million related to our Proteostasis investment.

Benefit from Income Taxes

For the six months ended June 30, 2013 we had a net tax benefit of $14.9 million for continuing operations, compared to a net tax benefit of $30.1 million in the six months ended June 30, 2012, arising primarily from losses incurred in each of those periods and which were offset by profits arising in discontinued operations in the same period.

Reconciliation of Net Loss to Adjusted EBITDA (from continuing operations) – Non-GAAP Financial Information

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP measure of operating results. The Company’s management use this measure to evaluate our operating performance and is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net loss from continuing operations, net interest expense, benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, net loss on equity method investments and net charge on debt retirements. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP.

The following table shows a reconciliation from the net loss from continuing operations to the Adjusted EBITDA for each of the six month periods ended June 30, 2013 and 2012 (in millions):

	Six Months Ended June 30,
	2013	2012
Net loss from continuing operations	$(324.6)	$(164.7)
Net interest expense	13.6	29.2
Benefit from income taxes	(14.9)	(30.1)
Depreciation and amortization	2.2	6.5
Amortized fees	(0.1)	(0.1)

EBITDA from continuing operations	$(323.8)	$(159.2)
Share-based compensation	12.3	19.1
Other net charges	116.2	1.9
Net loss on equity method investments	29.2	50.2
Net charge on debt retirements	140.2	—

Adjusted EBITDA from continuing operations	$(25.9)	$(88.0)

Adjusted EBITDA losses from continuing operations decreased to $25.9 million for the six months ended June 30, 2013, from $88.0 million for the six months ended June 30, 2012, reflecting the Tysabri revenue of $56.3 million recognized during the first half of 2013 following the completion of the Tysabri Transaction on April 2, 2013 and a reduction in operating expenses.

Discontinued Operations

The income statement financial information relating to Tysabri, Prothena and EDT/Alkermes for the six months ended June 30, 2013 and 2012 are set out below (in millions):

2013	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$344.0	$—	$—	$344.0
Cost of sales	186.8	—	—	186.8

Gross margin	157.2	—	—	157.2
Operating expenses:
Selling, general and administrative expenses	25.5	—	—	25.5
Research and development expenses	15.4	—	—	15.4
Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
Other net charges	3.7	—	—	3.7

Total operating (gains)/expenses	(2,977.0)	0.5	—	(2,976.5)

Operating income/(loss)	3,134.2	(0.5)	—	3,133.7

Net investment gains:
Net gain on disposal of available for sale investment	—	—	(43.2)	(43.2)

Net income/(loss) from discontinued operations before income taxes	3,134.2	(0.5)	43.2	3,176.9
Provision for income taxes	500.3	—	—	500.3

Net income/(loss) from discontinued operations (net of tax)	$2,633.9	$(0.5)	$43.2	$2,676.6

2012	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$576.6	$—	$—	$576.6
Cost of sales	315.3	—	—	315.3

Gross margin	261.3	—	—	261.3
Operating expenses:
Selling, general and administrative expenses	57.3	0.8	—	58.1
Research and development expenses	32.0	15.7	—	47.7

Total operating expenses	89.3	16.5	—	105.8

Operating income/(loss)	172.0	(16.5)	—	155.5

Net investment losses:
Net loss on disposal of equity method investment	—	—	13.1	13.1
Net loss on equity method investment	—	—	7.2	7.2

Net investment losses			20.3	20.3

Net income/(loss) from discontinued operations before income taxes	172.0	(16.5)	(20.3)	135.2
Provision for/(benefit from) income taxes	33.2	(2.4)	—	30.8

Net income/(loss) from discontinued operations (net of tax)	$138.8	$(14.1)	$(20.3)	$104.4

Tysabri Revenue

On April 2, 2013, we completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Tysabri revenue for the period from January 1, to April 2, 2013 and for the six months ended June 30, 2012 consisted of the following (in millions):

	Six Months Ended June 30,
	2013	2012
Product revenue:
Tysabri — U.S.	$257.4	$412.5
Tysabri — ROW	86.6	164.1

Total Tysabri Revenue	$344.0	$576.6

Tysabri was developed in collaboration with Biogen Idec. Prior to the completion of Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and was responsible for distribution. Consequently, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Outside of the United States, Biogen Idec was responsible for distribution and we recorded as revenue its share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which were primarily comprised of royalties that we incurred and were payable by us to third parties and were reimbursed by the collaboration.

The Tysabri revenue of $344.0 million recorded in the net income from discontinued operations reporting line in the first half of 2013 relates to the period through April 2, 2013, prior to the completion of the Tysabri Transaction. Post completion of the Tysabri Transaction, the 50% share of Tysabri profits for the month of April 2013 in addition to the continuing royalties are recorded as revenue within continuing operations.

For the period from January 1, to April 2, 2013 we recorded net Tysabri ROW revenue of $86.6 million (Six months ended June 30, 2012: $164.1 million), which was calculated as follows (in millions):

	Six Months Ended June 30,
	2013	2012
ROW in-market sales by Biogen Idec	$198.6	$382.0
ROW operating expenses incurred by Elan and Biogen Idec	(82.2)	(162.2)

ROW operating profit generated by Elan and Biogen Idec	116.4	219.8

Elan’s 50% share of Tysabri ROW collaboration operating profit	$58.2	$109.9
Elan’s directly incurred costs	28.4	54.2

Net Tysabri ROW revenue	$86.6	$164.1

Selling, General and Administrative expenses

Selling, general and administrative expenses decreased to $25.5 million for the six months ended June 30, 2013, from $58.1 million for the same period of 2012, primarily due to the completion of the Tysabri Transaction.

R&D expenses

R&D expenses decreased to $15.4 million for the six months ended June 30, 2013 from $47.7 million for the same period of 2012. This decrease primarily reflects the completion of the Tysabri Transaction and the impact of the spin-off of the Prothena business on December 21, 2012.

Net Gain on Divestment of Business

The pretax gain recorded on divestment of the Tysabri business in the Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2013 amounted to $3,021.6 million, and was calculated as follows (in millions):

Six Months Ended
June 30, 2013
Cash consideration	$3,249.5
Goodwill	(110.8)
Other intangible assets	(84.4)
Transaction and other costs	(32.7)

Net gain on divestment of business	3,021.6

We incurred $0.5 million of transaction costs associated with the separation of the Prothena Business during the first half of 2013.

Other Net Charges

During the six months ended June 30, 2013, we incurred severance, restructuring and other costs of $3.7 million. We did not incur other charges from our discontinued operations during the first half of 2012.

Provision for Income Taxes

The income tax expense for the first half of 2013 of $500.3 million (2012: $30.8 million) includes a tax charge on the Tysabri Transaction of approximately $481.4 million. This includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes and the remainder of the charge relates to the utilization of deferred tax assets.

Net Loss on the Disposal of Equity Method Investment

In the six months ended June 30, 2012, we recognized a loss of $13.1 million on the disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012.

Net Loss on Equity Method Investment

In the six months ended June 30, 2012, we recorded a net loss on the equity method investment of $7.2 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc in March 2012.

Net Gain on the Disposal of Available-For-Sale Investment

In February 2013, we received proceeds of $169.7 million for the disposal of our remaining 7.75 million ordinary shares of Alkermes plc and recognized a realized gain on disposal of $43.2 million.

Adjusted EBITDA from Discontinued Operations – Non-GAAP Financial Information

A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations is set out in the table below (in millions). Refer to page 28 for information on this non-GAAP measure of operating results and our reasons for presenting it.

	Six Months Ended June 30,
	2013	2012
Net income from discontinued operations	$2,676.6	$104.4
Net investment (gains)/losses	(43.2)	20.3
Provision for income taxes	500.3	30.8
Depreciation and amortization	0.1	6.9

EBITDA from discontinued operations	$3,133.8	$162.4
Share-based compensation	0.5	7.2
Net gain on divestment of business	(3,021.1)	—
Other net charges	3.7	—

Adjusted EBITDA from discontinued operations	$116.9	$169.6

Adjusted EBITDA from discontinued operations decreased by 31% to $116.9 million for the six months ended June 30, 2013, from $169.6 million for the same period of 2012. This is primarily due to the completion of the Tysabri transaction on April 2, 2013.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources were as follows (in millions):

	June 30,	December 31,
	2013	2012
Cash and cash equivalents	$1,918.3	$431.3
Restricted cash and cash equivalents — current	3.4	2.6
Investment securities — current	42.0	167.9
Shareholders’ equity	2,050.1	618.2
Total debt	—	600.0

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as at June 30, 2013 consisted of cash and cash equivalents of $1,918.3 million, which excludes current restricted cash of $3.4 million, and current investment securities of $42.0 million. Cash and cash equivalents primarily consist of holdings in U.S. Treasuries funds and bank deposits and were impacted during the first half of 2013 by the completion of the Tysabri Transaction and the Share Repurchase.

At June 30, 2013, our shareholders’ equity was $2,050.1 million, compared to $618.2 million at December 31, 2012. The increase is primarily due to the net income in the first half of 2013 of $2,352.0 million, which includes the $3,021.6 million gain on disposal of the Tysabri business, offset by the $1.0 billion Share Repurchase, which resulted in the purchase, and subsequent cancellation, of 88.9 million ordinary shares, representing approximately 15% of Elan’s then outstanding ordinary shares.

Cash Flow Summary

Our cash flows were as follows (in millions):

	Six Months Ended June 30,
	2013	2012
Net cash used in operating activities	$(165.7)	$13.1
Net cash provided by investing activities	3,334.5	333.0
Net cash provided by financing activities	(1,681.8)	8.6

Net increase in cash and cash equivalents	1,487.0	354.7

Cash and cash equivalents at beginning of year	431.3	271.7

Cash and cash equivalents at end of year	$1,918.3	$626.4

Operating Activities

The components of net cash used in operating activities were as follows (in millions):

	Six Months Ended June 30,
	2013	2012
Adjusted EBITDA from continuing operations	$(25.9)	$(88.0)
Adjusted EBITDA from discontinued operations	116.9	169.6
Net interest and tax	(52.0)	(28.5)
Other net charges	(155.4)	(1.5)
Working capital increase	(49.3)	(38.5)

Net cash (used in)/provided by operating activities	$(165.7)	$13.1

Net cash used by operating activities was $165.7 million in the six months ended June 30, 2013 (2012: $13.1 million cash provided).

The improvement in net cash outflow from Adjusted EBITDA from continuing operations from $88.0 million outflow in the first half of 2012 to $25.9 million outflow in the first half of 2013 is discussed on page 28. The decrease in net cash inflow from Adjusted EBITDA from discontinued operations from $169.6 million in the first half of 2012 to $116.9 million in the first half of 2013 is discussed on page 33.

Net interest and tax of $52.0 million in the first half of 2013, was primarily comprised of an excess tax benefit from share based compensation of $28.3 million and debt interest expense. Debt interest expense in the first half of 2013 was lower than the first half of 2012, due to the debt refinancing transactions that occurred during the second half of 2012 and the retirement of the 2019 Notes on May 2, 2013.

The other charges of $155.4 million in the first half of 2013 (adjusted to exclude net non-cash credits of $2.8 million) were primarily comprised of $32.7 million Tysabri Transaction costs (reported as part of the net gain on divestment of business reporting line), transaction and other costs in relation to the proposed Theravance Transaction, the AOP Transaction and the ELND005 Transaction and the defence of the Royalty Offer and the formal sale process. In addition, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment to Intarcia, to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. We also incurred severance and other restructuring costs.

The working capital increase of $49.3 million in the first half of 2013 was primarily driven by the unwind in working capital balances related to the Tysabri business during the first half of 2013, partially offset by an increase in accrued transaction costs.

Investing Activities

Net cash provided by investing activities was $3,334.5 million in the first half of 2013 (2012: $333.0 million). The primary components of cash provided by investing activities include the upfront payment of approximately $3.25 billion from Biogen Idec on completion of the Tysabri transaction, the net proceeds received of $169.7 million on the sale of the remaining 7.75 million Alkermes plc shares received on the divestment of the EDT business, partially offset by the $55.7 million of funding provided to Janssen AI during the first half of 2013 and a $40.0 million payment for a 48% equity stake in Newbridge.

Financing Activities

Net cash used by financing activities totaled $1,681.8 million in the first half of 2013 (2012: $8.6 million provided), primarily reflecting the $1.0 billion used to repurchase 88.9 million ordinary shares, representing approximately 15% of the then outstanding Elan ordinary shares and the retirement of the $600.0 million in aggregate principal amount of 2019 Notes and associated costs.

Debt facilities

On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 2019 Notes. The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. At June 30, 2013, we had no outstanding debt (December 31, 2012: $600.0 million).

Commitments and Contingencies

For information regarding our lease commitments, refer to Note 18 of the Unaudited Condensed Consolidated Financial Statements.

Subject to the successful completion of the Perrigo Transaction Agreement, we expect to incur transaction costs of approximately $120 million. For information regarding our other commitments and contingencies, refer to Note 33 to the Consolidated Financial Statements in our 2012 Annual Report on Form 20-F/A.